Filing under Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
Filing by Berkshire Hills Bancorp, Inc.
Subject Company: Legacy Bancorp, Inc.
SEC Filing Number of Legacy Bancorp, Inc.: 000-51525

BERKSHIRE HILLS BANCORP™

Berkshire Bank-America's Most Exciting Bank™

acquisition of

Legacy Bancorp, Inc.

Growing America's Most Exciting Bank ℠

December 21, 2010

FORWARD LOOKING STATEMENTS

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "continue," "remain," "will," "should," "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

In connection with the proposed merger, Berkshire will file with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of Legacy and a Proxy Statement/Prospectus of Berkshire, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and the Proxy Statement/prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Berkshire Hills and Legacy, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Berkshire Hills Bancorp at www.berkshirebank.com under the tab "Investor Relations" or from Legacy Bancorp by accessing Legacy Bancorp's website at www.legacy-banks.com under the tab "Investor Relations."

Berkshire and Legacy and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Legacy Bancorp in connection with the proposed merger. Information about the directors and executive officers of Berkshire Hills Bancorp is set forth in the proxy statement for Berkshire Hills Bancorp's 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 26, 2010. Information about the directors and executive officers of Legacy Bancorp is set forth in the proxy statement for Legacy Bancorp's 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 25, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

NON-GAAP FINANCIAL MEASURES

This presentation references non-GAAP financial measures incorporating tangible equity and related measures, as well as core deposits. These measures are commonly used by investors in evaluating business combinations and financial condition.

Strategic Benefits

- Legacy and Berkshire franchises overlap. In-market acquisition provides significant efficiencies and market share benefits
- Combined banks will have primary market position in traditional Berkshire County market. Merger adds 7 branches to Berkshire's 17 current and planned New York Region branches – accelerating Berkshire's expansion into this attractive market
- Economies of scale and improved efficiencies will result in solid earnings accretion. Most major profitability ratios improve as a result of the merger
- Opportunities for cross-sales and account acquisition based on enhanced platform and capital base
- Improved Berkshire financial profile, stock liquidity and market capitalization enhances positioning for organic growth and future acquisitions

Deepening our Regional Franchise

Top Bank in Berkshire County; Adding to Growing New York Region


Rome
Albany
Manchester Center
Concord
Pittsfield
Springfield
Boston
Hartford
Providence

Berkshire w/Rome | Legacy

Source: SNL

Transaction Summary

- Berkshire to acquire Legacy in transaction valued at approximately $108 million or $13.00 per Legacy share. Transaction expected to close by mid-year 2011
- Consideration will be 90% Berkshire stock and 10% cash
  - Each outstanding Legacy share will be exchanged for 0.56385 Berkshire shares plus $1.30 in cash
  - $13 Legacy share value based on $20.75 average closing Berkshire share price for the 10 days ended December 15, 2010
- Subject to regulatory and shareholder approval for both institutions

Notes: Transaction value based on assumed 7,723,720 shares outstanding at closing excluding ESOP shares and shares owned by Berkshire. Deal value includes option consideration described in merger agreement and gain on 392,000 Legacy shares currently owned by Berkshire.

Comparative Transaction Multiples

	Berkshire/Legacy Multiples	Recent Transactions
Price/tangible book value	110%	127%
Market premium	51%	65%
Premium/core deposits	1.0%	4.7%

Notes: Legacy financial data is for the period ended September 30, 2010. Recent transactions based on all bank and thrift acquisitions nationwide announced after December 31, 2009 with an announced deal value between $15 million and $200 million. SNL Financial is source for recent transactions. Core deposits exclude time deposits over $100,000.

Pro Forma Financial Benefits

- 6 cents EPS accretive in 2011 before net deal costs
- 10 cents EPS accretive in 2012
- Internal rate of return estimated at 13%
- Tangible book value dilution 43 cents per share (around 3%)
  - Earned back in 2011 based on consensus core earnings estimate with deal accretion
- Strong combined bank risk based capital ratio of 11.0% and total tangible equity/tangible assets of 8.4%

Notes: One–time transaction costs projected at $18 million before tax are included in tangible book value dilution. Tangible equity/tangible assets excludes intangible assets from the numerator and denominator. Total equity/assets projected at 13.5%. Tangible book value per share excludes intangible assets.

Pro Forma Combined Balance Sheet

As of September 30, 2010

$ Millions

	Berkshire w/Rome	Legacy	Adjustments	Pro Forma Divestiture	Berkshire and Legacy Combined
Cash and Investments	$ 456	$ 252	$ (27)	$ (53)	$ 628
Total loans	2,327	653	(22)	(140)	2,818
Allowance for Loan Losses	(32)	(9)	9	-	(32)
Net loans	2,295	644	(13)	(140)	2,786
Goodwill	175	12	9	-	196
Other intangible assets	17	4	13	-	34
Total intangible assets	192	16	22	-	230
Other assets	177	60	25	(3)	259
Total assets	**$ 3,120**	**$ 972**	**$ 7**	**$ (196)**	**$ 3,903**
Total deposits	$ 2,297	$ 695	$ 5	$ (200)	$ 2,797
Borrowings	348	149	11	-	508
Other liabilities	43	11	11	-	65
Total equity	432	117	(20)	4	533
Total liabilities and equity	**$ 3,120**	**$ 972**	**$ 7**	**$ (196)**	**$ 3,903**
Total shares outstanding (000)	16,729	8,654			21,085

Note: Deposit divesture expected to be in the $150-200 million range. Core deposit intangible net of divestiture projected at $10 million (2.5% amortizing 8 years based on sum of years digits). Total increase in goodwill incudes $25 million gross loan credit discount. Pro forma balance sheet does not include Legacy transaction expenses estimated at $18 million pre-tax and $12 million after tax.

Pro Forma Combined Income Statement - 2012

$ Millions, except per share data

	Berkshire w/Rome	Legacy w/Acquisition Accounting Adjustments	Pro Forma Divestiture	Berkshire and Legacy Combined
Net Interest income	$ 107.1	$ 33.9	$ (7.1)	$ 133.9
Non-Interest income	33.0	6.7	(0.4)	39.3
Total revenue	140.1	40.6	(7.5)	173.2
Provision for loan losses	6.9	1.1	-	8.0
Non-interest expense	93.9	18.2	(1.4)	110.7
Pre-tax income	39.3	21.3	(6.1)	54.5
Income tax expense (benefit)	10.5	8.1	(2.5)	16.1
Net income	$ 28.8	$ 13.2	$ (3.6)	$ 38.4
Earnings Per Share	$ 1.72			$ 1.82
Diluted shares (000)	16,700			21,085

Note: Berkshire/Rome income based on consensus analyst estimate. Legacy income projected based on Company provided information. Adjustments include acquisition accounting, financing, and cost saving projections of 42% before divestitures. All cost saves assumed to be completed and deal costs recorded in 2011.